Techedge Inc.

[LOGO] TECHEDGE
TECHEDGE INC.
33 Wood Ave. South, 7F Iselin, NJ 08830, USA
Tel: 732-832-9596   Fax: 732-452-9726


October 4, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Attn: Larry Spirgel, Assistant Director
      Kyle Moffat, Accounting Branch Chief
      Michael Henderson, Staff Accountant

Re: Techedge, Inc. Form 10-KSB for the fiscal year ended December 31, 2004 Techedge, Inc. Form 10-QSB for the quarterly period ended June 30, 2005 File No. 000-50005

Dear Messrs. Spirgel, Moffat and Henderson:

We are submitting this letter in response to your letter, dated September 20, 2005, to Ya Li, Chief Financial Officer of Techedge, Inc. (the Company). The responses set forth below correspond to each numbered paragraph in your letter.

In connection with our response, we acknowledge the following:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. Consolidated Statements of Operations, page F-5

Comment: If the captions "cost of sales" and "gross profit" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization.

Response:

The Company generates its revenue from reselling long distance telephone services, carried out through other companies' network facilities. Some of the traffic as value-added services goes through a software-centric platform developed internally by the Company. The platform consists of computer software programs and hardware components including PC servers and monitors, routers, Ethernet hubs, and power supplies. Each of the hardware equipment usually costs less than $2,000. The Company is currently in the stage of developing and refining its value-added telephone services and accordingly, the costs associated with its development are included in research and development. The cost of the hardware acquisition and software development of the platform was not capitalized.

Therefore there is no depreciation or amortization directly attributable to the generation of revenue.


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Techedge Inc.

2. Investment in Unconsolidated Subsidiary, page F-16

Comment: Please tell us how you considered FIN 46 in your determination not to consolidate Zhejiang Guang Tong Wang Luo Co. Ltd.

Response:

On September 13, 2000, China Quantum Communications Ltd. (CQCL), a wholly owned subsidiary of the Company, made an indirect investment in Zhejiang Guang Tong Wang Luo Co., Ltd (ZJQC) through trust investment by a local trust investment bank, Zhejiang International Trust and Investment Company in China.

The Company made such indirect trust investment because Chinese government regulations and policies, including Document 17 as issued by the Ministry of Information Industry in China, prohibited foreign entities from directly conducting telecommunications activities, either in the form of direct investment, joint venture or partnership, as well as participating in the daily operations. ZJQC has its own independent management and personnel. The Company has not been able to exercise control or assert substantial influence over management or operations, directly or indirectly. Techedge does not guarantee the assets, liabilities or the performance of ZJQC and our total investment is at risk. We believe that our initial investment is substantial enough to support ZJQC's operations without additional investment. We have not made any additional investment in ZJQC.

In general, FIN 46 requires a Variable Interest Entity (VIE), as defined by FIN 46, to be consolidated by its primary beneficiary. The primary beneficiary is defined as the company that will absorb the VIE's expected losses or residual returns if they occur. The Company is under no obligation to absorb expected losses of ZJQC and has no right to receive residual returns from ZJQC.

FIN 46 paragraph 5 states that an entity is subject to consolidation when, by design, either, a) a company's total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or b) the equity investment lacks any one of the three characteristics of a controlling financial interest. The Company's investment is sufficient to permit ZJQC to finance its activities without additional financing. To date, neither the Company nor any of its affiliates has made any additional investment in ZJQC. Although we have not made direct or indirect decisions, have no obligation to absorb expected losses and have no right to receive expected residual returns with respect to ZJQC, the absence of the characteristics of a controlling financial interest are not the result of any action or design on the part of the Company. Instead, the Company's lack of a controlling interest in ZJQC stems from the form of the Company's investment in ZJQC, which is a function of the Chinese government's prohibition on foreign ownership or control of Chinese telecommunications companies.

Based on the foregoing, the Company is not required to consolidate this entity under FIN 46 and the investment is reflected using the equity investment method under the guidance of FAS 94 and ARB 43.

3. Form 10-QSB for the quarterly period ended June 30, 2005

Comment: Please comply with the above comments as applicable.

Response:

Please see the Company's responses to Comment Nos. 1 and 2 above. Based on such responses. the Company does not believe that amendment of its quarterly report is necessary.


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If you have more questions, please contact us by mail or fax. I can also be reached by email at yali@cqcl.net, or by phone at 732-632-9896 ext. 112.

Sincerely,

/s/ Ya Li

Ya Li
Chief Financial Officer


CC:   PETER WANG
      PAUL HARTZEL
      DAVE ROTH, ROSENBERG


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